Shelley A. Barber SBarber@velaw.com

Tel +1.212.237.0022 Fax +1.917.849.5353

September 30, 2014

VIA EDGAR CORRESPONDENCE AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne N. Parker, Branch Chief

Re:	Stone Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-12074

Dear Ms. Parker:

On behalf of our client, Stone Energy Corporation (“Stone”), we hereby acknowledge receipt of comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 24, 2014, relating to Stone’s Form 10-K for the fiscal year ended December 31, 2013 (the “Comment Letter”).

We are working with Stone to prepare a response to the Comment Letter and furnish the requested information to the Staff. In light of various commitments of the senior staff of Stone, whose input is essential in preparing a response to the Comment Letter, Stone will be delayed in furnishing its response to the Staff. Stone respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments. Stone expects to file all responses to and furnish all information required by the Comment Letter no later than Friday, October 24, 2014.

Very truly yours,

/s/ Shelley A. Barber

Shelley A. Barber

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com